                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:  December 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----

                      Pacific Sunwear of California, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   694873100
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 755-9860
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 17, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 694873100                                         Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Limited Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Partners, L.P.-New York, Zweig-DiMenna International
           Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

         Zweig-DiMenna Partners, L.P. - 146,600; Zweig-DiMenna International
           Limited - 298,200
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 68,550
         Gotham Advisors, Inc., on behalf of a discretionary account - 32,550

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER

         Zweig-DiMenna Partners, L.P. - 146,600; Zweig-DiMenna International
           Limited - 298,200
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 68,550
         Gotham Advisors, Inc., on behalf of a discretionary account - 32,550

10   SHARED DISPOSITIVE POWER

        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Zweig-DiMenna Partners, L.P. - 146,600; Zweig-DiMenna International
           Limited - 298,200
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 68,550
         Gotham Advisors, Inc., on behalf of a discretionary account - 32,550

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Total - 6.8%

         Zweig-DiMenna Partners, L.P. - 1.8%; Zweig-DiMenna International
           Limited - 3.7%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.9%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.4%

14  TYPE OF REPORTING PERSON*

         Zweig-DiMenna Partners, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO

                        SCHEDULE 13D - AMENDMENT NO. 1

         Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. hereby amend the Schedule 13D, filed with respect to shares of common stock, par value $.01 per share ("Shares") of Pacific Sunwear of California, Inc.


ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The first sentence of Item 3 is amended to read as follows:

         "The securities of Pacific Sunwear of California, Inc. were purchased at an aggregate cost of $10,059,481 with the investment capital of Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         The answer to Item 5 is amended to read as follows:

         a.  Aggregate number of shares beneficially owned:

                Zweig-DiMenna International Limited     -       298,200

                Zweig-DiMenna Partners, L.P.            -       146,600

                ZDIM Account                            -        68,550

                Gotham Account                          -        32,550

             Percent of class beneficially owned:

                Zweig-DiMenna International Limited     -       3.7%

                Zweig-DiMenna Partners, L.P.            -       1.8%

                ZDIM Account                            -       0.9%

                Gotham Account                          -       0.4%

         b.  Number of shares as to which there is sole power to vote:

                Zweig-DiMenna International Limited     -       298,200

                Zweig-DiMenna Partners, L.P.            -       146,600

                ZDIM Account                            -        68,550

                Gotham Account                          -        32,550

             Number of shares as to which there is shared power to vote or to direct the vote:

                Zweig-DiMenna International Limited     -       0

                Zweig-DiMenna Partners, L.P.            -       0

                ZDIM Account                            -       0

                Gotham Account                          -       0

         Number of shares as to which there is sole power to dispose or to direct the disposition:

                Zweig-DiMenna International Limited     -       298,200

                Zweig-DiMenna Partners, L.P.            -       146,600

                ZDIM Account                            -        68,550

                Gotham Account                          -        32,550

             Number of shares as to which there is shared power to dispose or to direct the disposition:

                Zweig-DiMenna International Limited     -       0

                Zweig-DiMenna Partners, L.P.            -       0

                ZDIM Account                            -       0

                Gotham Account                          -       0

         c. Since January 2, 1997, Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM account and the Gotham Account purchased the Shares on the open market on the following dates and at the following prices and in the following amounts:

                ZWEIG-DIMENNA INTERNATIONAL LIMITED

                DATE    DESCRIPTION OF PURCHASE

                1/6/97 Purchased 17,900 shares at $22.9961 a share 1/10/97 Purchased 5,600 shares at $23.375 a share
                1/17/97 Purchased 28,100 shares at $23.00 a share

                ZWEIG-DIMENNA PARTNERS, L.P.

                DATE    DESCRIPTION OF PURCHASE

                1/6/97 Purchased 8,100 shares at $22.9961 a share 1/10/97 Purchased 2,500 shares at $23.375 a share
                1/17/97 Purchased 12,600 shares at $23.00 a share

                ZDIM ACCOUNT

                DATE    DESCRIPTION OF PURCHASE

                1/6/97 Purchased 4,100 shares at $22.9961 a share 1/10/97 Purchased 1,300 shares at $23.375 a share
                1/17/97 Purchased 6,300 shares at $23.00 a share

                GOTHAM ACCOUNT

                DATE    DESCRIPTION OF PURCHASE

                1/6/97 Purchased 1,900 shares at $22.9961 a share 1/10/97 Purchased 600 shares at $23.375 a share
                1/17/97 Purchased 3,000 shares at $23.00 a share

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 1997

                                ZWEIG-DiMENNA INTERNATIONAL LIMITED

                                By: Zweig-DiMenna International Managers, Inc.,
                                    Investment Manager

                                By: /s/ Joseph A. DiMenna
                                    -------------------------------------------
                                Name:  Joseph A. DiMenna
                                Title: Executive Vice President

                                ZWEIG-DiMENNA PARTNERS, L.P.

                                By: Zweig-DiMenna Associates LLC,
                                    Managing General Partner

                                By: /s/ Joseph A. DiMenna
                                    -------------------------------------------
                                Name:  Joseph A. DiMenna
                                Title: A Managing Director of the Managing
                                       General Partner

                                ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

                                By: /s/ Joseph A. DiMenna
                                    -------------------------------------------
                                Name:  Joseph A. DiMenna
                                Title: Executive Vice President

                                GOTHAM ADVISORS, INC.

                                By: /s/ Joseph A. DiMenna
                                    -------------------------------------------
                                Name:  Joseph A. DiMenna
                                Title: Vice President